Exhibit 99.2

Management’s Discussion and Analysis
Three Months Ended March 31, 2013

This Management’s Discussion and Analysis (“MD&A”) of Baja Mining Corp. and its subsidiaries and associate (“Baja” or the “Company”) provides analysis of the Company’s financial results for the quarter ended March 31, 2013. All financial information included in this MD&A, including comparatives, has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The following information should be read in conjunction with the accompanying unaudited condensed consolidated financial statements for the quarter ended March 31, 2013, and notes to those financial statements, all of which are available on the SEDAR website at www.sedar.com. Financial information is expressed in United States dollars, unless stated otherwise. This MD&A is current as of May 15, 2013.

Caution on forward-looking information

This MD&A contains certain forward-looking statements concerning anticipated developments in Baja’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results, mineral resource estimates, projected liquidity, capital expenditures, available capital resources and the potential availability of short-term and long-term financing, timelines, strategic plans, market prices of base metals or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Baja may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Baja’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Baja’s expectations include: the impact of the loss of control of the Company’s principal asset and related uncertainties regarding decisions on the further development of the Boleo Project (or the “Project”); uncertainties involved in fluctuations in copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results, and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and local groups in the exploration and development of the Project, and the issuance of required permits; uncertainties relating to the Company’s ability to obtain additional financing to fund its working capital needs and to contribute to MMB’s cost overrun; uncertainties relating to MMB’s ability to obtain additional financing to fund its current working capital and project completion needs; the uncertainty as to the availability and terms of future financing; the possibility of slowdown in the construction project and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Baja’s Annual Information Form for the year ended December 31, 2012, filed with the Canadian securities regulatory authorities and other information released by Baja and filed with the appropriate regulatory agencies.

Cautionary note concerning reserve and resource estimates

This MD&A and other information released by Baja uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources and have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

Baja is required to comply with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, which contains rules regarding the public disclosure by an issuer of scientific and technical information concerning its material mineral projects. All reserve and resource estimates contained in this MD&A have been be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC; however, reserves reported by Baja in compliance with NI 43-101, also qualify as reserves under the SEC’s standards.

Risk factors

In addition to those risk factors highlighted below, readers should carefully consider the risks and uncertainties described in the Company’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2012 before deciding whether to invest in the common shares of Baja:

MMB remains in an Event of Default and financing uncertainty remains

During the quarter ended June 30, 2012, the Company announced that the cost to construct the Boleo Project could be as high as $1,667 million, which significantly exceeded MMB’s available project funding ($1,167 million plus additional cost overrun facilities of $100 million). As the Company was unable to finance the funding shortfall within 60 days and, as of the date of this MD&A, a final agreement has not yet been reached between MMB and the 2010 Project Financing lenders (which no longer includes US EXIM) (the “Remaining Project Finance Lenders”), MMB is in an event of default (“Event of Default”) as defined in MMB’s senior lending agreements (the “2010 Project Financing”). Should an extension not be agreed to the latest standstill agreement that expires on May 20, 2013, or should MMB remain in an Event of Default at the expiration of any subsequent standstill agreement, as a result of this (or any other arising) defaults, the Remaining 2010 Project Financing Lenders may exercise any combination of the following remedies available to the lender group:

  cancelling their total lending commitments available to MMB;

  declaring that all or part of the loans, together with accrued interest, be immediately due and payable;

  declaring that all or part of their loans be payable on demand;

  terminating or closing out MMB’s copper hedging contracts; and

  exercising any other rights or remedies available to the Remaining 2010 Project Financing Lenders when a default is continuing.

While the Company has been informed by MMB that as of the date of this MD&A, KORES and MMB are currently negotiating with the Remaining 2010 Project Financing Lenders to reactivate their lending facilities (the “Remaining 2010 Project Financing”), there can be no assurance that an agreement to reactivate the Remaining 2010 Project Financing or extend the standstill arrangement beyond May 20, 2013 will be reached.

The Company may be unable to continue as a going concern and, therefore, may become insolvent and forced to reorganize or liquidate

The Company’s interest in MMB is its principal asset. The Company’s market capitalization has declined to below $15 million.

Baja Mining Corp. MD&A Quarter ended March 31, 2013

The latest of several standstill agreements with MMB’s senior lenders will expire on May 20, 2013. KORES and MMB continue to work with the Remaining 2010 Project Financing Lenders to renegotiate and reactivate the Remaining 2010 Project Financing.

Should the Consortium not complete the Phase II funding requirement of $443.4 million (the “Phase II Funding Requirement”) or extend the further necessary funding to MMB should the Phase II Funding Requirement not be sufficient to complete the Boleo Project, and/or an agreement is not reached with the Remaining 2010 Project Financing Lenders, this could result in the shutdown of the Boleo Project and the insolvency of MMB. Should MMB deplete its available funds, it may be forced to implement an orderly shut-down drawing upon $20 million maintained by it in a restricted intermediary cash account for this purpose. As the Company has provided a proportionate (70%) guarantee in respect of the 2010 Project Financing and a proportionate (70%) economic completion guarantee, the insolvency of MMB would result in the Remaining 2010 Project Financing Lenders calling on the guarantees, which would result in the insolvency of the Company. As at March 31, 2013, MMB had drawn $233.3 million against the 2010 Project Financing.

In addition, under the terms of the 2010 Project Financing, the Company has provided a proportionate guarantee (70%) in respect of MMB’s zero cost collar copper hedging contracts (see “MMB debt guarantees”). As at March 31, 2013, the hedge liability reported by MMB was $26.3 million.

Critical factors, amongst others, impacting the likelihood of any demand arising under the senior borrowing guarantee and, therefore, the Company’s ability to continue as a going concern, include the following: (i) the Phase II Funding Requirement as committed by KORES on behalf of the Consortium being completed; (ii) the continued support of the Remaining 2010 Project Financing Lenders in choosing not to exercise any remedies available to them under the Event of Default; (iii) the renewal of the standstill agreement that will expire on May 20, 2013 and/or the reinstatement or replacement of the Remaining 2010 Project Financing; (iv) the completion of development of the Boleo Project; (v) establishing profitable operations.

In addition, should the Company be required to repay to the Consortium the refundable manganese deposit liability of $10 million, it currently has insufficient funds available to settle this liability (see note 5 in the Company’s Condensed Interim Consolidated Financial Statements – Unaudited for the year ended March 31, 2013).

The success of these factors above cannot be assured and, accordingly, there is substantial doubt about the Company’s ability to continue as a going concern.

Summarized financial results

	March 31	December 31
(USD thousands unless otherwise noted)	2013	2012

Cash and cash equivalents	4,160	5,562

Working capital deficit	(2,380)	(85)

Investment in associate	27,947	43,694

Senior debt(2)	-	-

Subordinated debt(3)	10,000	10,000

(1)	Upon the loss of control of MMB on August 27, 2012, the Company no longer consolidates the assets and liabilities of MMB.

(2)

Balances drawn by MMB under the 2010 Project Financing (including accrued interest) as at March 31, 2013, are $233.3 million. The Company has provided a guarantee in respect of 70% of MMB’s senior debt.

(3)	Manganese Refundable Deposit Liability.

Baja Mining Corp. MD&A Quarter ended March 31, 2013

	Three months ended
	March 31
(USD thousands unless otherwise noted)	2013	2012

Capital expenditures - property, plant and equipment	-	(130,377)
Loss on dilution of interest in associate	(17,667)	-
Share of results of associate - income	1,920	-
Loss	(17,589)	(30,200)
Loss attributable to shareholders	(17,589)	(21,344)
Loss per share - basic	(0.05)	(0.06)

First quarter highlights and recent events

  Minera y Metalurgica del Boleo S.A.P.I. de C.V. (“MMB”) remains in an Event of Default resulting from the cost overruns at the Boleo Project (the “Project”) announced during the quarter ended June 30, 2012;

  The Remaining 2010 Project Financing Lenders, which pursuant to the third standstill agreement dated November 26, 2012, as subsequently extended to March 31, 2013, agreed to continue to temporarily forbear exercise of rights and remedies under the 2010 Project Financing until May 20, 2013;

  The Company has been informed by KORES and MMB that they continue to work with the Remaining 2010 Project Financing Lenders to renegotiate and reactivate the Remaining 2010 Project Financing;

  During the quarter, KORES on behalf of the Consortium provided a definitive commitment to Baja that it will provide the additional funding of $443.4 million to complete the Boleo Project (the “Phase II Funding Requirement”), and contributed a further $85 million to MMB to advance construction of the Project.;

  Pursuant to the definitive commitment, the Company agreed to a framework for the transfer of its MMB equity and shareholder loans to a KORES appointed entity based on the pro rata contributions made by the Consortium and/or KORES toward the Phase II Funding Requirement. Based on Phase II contributions made of $259 million as at February 12, 2013, a further 22.8% equity interest in MMB was transferred to KORES, reducing the Company’s equity interest in MMB from 49% to 26.2% as at March 31, 2013. See “Consortium Phase II Funding Commitment” for further details of the definitive commitment and the agreed framework;

  In addition, on February 12, 2013, the Company transferred to KORES $67.3 million of its MMB shareholder loans plus associated accrued interest in accordance with the agreed framework;

  On each of April 4, 2013 and April 18, 2013, KORES contributed $30 million of cash as shareholder loans to MMB, triggering the next pro rata transfers of MMB equity and shareholder loans to KORES. With effect on April 18, 2013 the Company transferred to KORES a further 5.3% equity interest in MMB and $27.3 million in shareholder loans plus accrued interest, reducing the Company’s ownership interest in MMB to 20.9% and the principle balance of its MMB shareholder loans to $170.3 million;

  On May 10, 2013, KORES contributed a further $65 million of cash as shareholder loans to MMB, triggering the second of three pro rata transfers of MMB equity and shareholder loans to KORES. With effect on May 10, 2013, the Company transferred to KORES a further 5.2% equity interest in MMB and $33.6 million in shareholder loans plus accrued interest, reducing the Company’s ownership interest in MMB to 15.7% and the principle balance of its shareholder loans to MMB to $136.7 million;

  The completion of the updated NI 43-101 compliant technical report on the Boleo Project being prepared for the Company by SRK Consulting (the “SRK Report”) was further delayed. Completion of the SRK Report is dependent on technical inputs from MMB and KORES, over which the Company has no control or direct influence. As at the date of this MD&A, work by SRK on the SRK Report was ongoing; and

  The Company reported a loss during the quarter ended March 31, 2013 of $17.6 million including a loss on dilution of interest in associate (MMB) of $17.7 million partly offset by income of $1.9 million representing the Company’s share of results in associate for the quarter. The Company reported a loss for the quarter ended March 31, 2012 of $30.2 million.

Baja Mining Corp. MD&A Quarter ended March 31, 2013

Overview

Baja Mining Corp. was incorporated on July 15, 1985 under the Company Act (British Columbia). The Company’s principal asset is its investment in the Boleo Project, a copper-cobalt-zinc-manganese deposit located near Santa Rosalia, Baja California Sur, Mexico. The Project is currently under construction, and surface and underground mining activities have commenced. Baja controlled and operated the Boleo Project up until the change in control of MMB on August 27, 2012.

As at March 31, 2013, the Company owned a 26.2% interest in the Project through its wholly owned Luxembourg subsidiary, Baja International S.à r.l., which owns 100% of a Luxembourg subsidiary, Boleo International S.à r.l., which in turn owned 26.2% of the shares of MMB. MMB holds all mineral and property rights in the Project. As at March 31, 2013, the remaining 73.8% of MMB was indirectly owned by members of a Korean consortium (the “Consortium”), comprised of KORES, LS-Nikko Copper Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd., and Iljin Materials Co. Ltd., which acquired an initial 30% interest in June 2008. Subsequent to March 31, 2013, and after giving effect to further contributions by members of the Consortium, Baja’s interest in MMB was further reduced to 20.9% on April 18, 2013, and 15.7% on May 10, 2013. See “Consortium Phase II Funding Commitment” for details of this further MMB ownership dilution.

Following the reduction of its interest in MMB and subsequent loss of control of MMB on August 27, 2012, the Company is no longer the operator of the Boleo Project and no longer has day-to-day involvement in the management and development of the Project. The Company’s current focus is on addressing outstanding matters relating to the change of control in MMB and considering alternative opportunities for the benefit of its stakeholders.

Event of Default and Standstill Agreement

As at the date of this MD&A, MMB remained in an Event of Default. The Company has been informed by MMB that as of the date of this MD&A, KORES and MMB are working with the Remaining 2010 Project Financing Lenders to renegotiate and reactivate the Remaining 2010 Project Financing and that the latest standstill agreement will expire on May 20, 2013.

The Company has provided a proportionate (70%) guarantee in respect of the 2010 Project Financing and a proportionate (70%) economic completion guarantee. As at March 31, 2013, MMB had drawn $233.3 million against the 2010 Project Financing.

In addition, under the terms of the 2010 Project Financing, the Company has provided a proportionate guarantee (70%) in respect of MMB’s zero cost collar copper hedging contracts. As at March 31, 2013, the hedge liability reported by MMB was $26.3 million.

Consortium Phase II Funding Commitment

Pursuant to receipt of the definitive commitment, and as contemplated in the Consortium Financing, the Company agreed to a framework for the transfer of its MMB equity and shareholder loans to a KORES appointed entity based on the pro rata contributions made by the Consortium and/or KORES toward the Phase II Funding Requirement. Based on Phase II contributions made of $259 million as at February 12, 2013, representing 58.4% of the Phase II Funding Requirement, a further 22.8% equity interest in MMB was transferred to KORES, reducing the Company’s equity interest in MMB from 49% to 26.2%.

In addition, on February 12, 2013, the Company also transferred to KORES $67.3 million of its MMB shareholder loans plus associated accrued interest to adjust the balance of MMB shareholder loans owed to the Company to $197.6 million, so the proportionate balance outstanding to Baja corresponds with its proportionate equity interest in MMB as provided for under the Consortium Financing. The framework agreed between the parties provides for three further pro rata transfers of MMB equity and shareholder loans plus accrued interest to the KORES appointed entity upon contributions being made by the Consortium or KORES to MMB of $60 million, $60 million and approximately $64.4 million, which will dilute Baja’s equity interest in MMB to 20.9%,

Baja Mining Corp. MD&A Quarter ended March 31, 2013

15.7% and 10%, respectively, and reduce the principle of its shareholder loans from to $170.3 million, $136.7 million and $93.8 million, respectively. No fixed schedule has been set out for the timing of the further funding contributions to be made by the Consortium or KORES to MMB.

However, subsequent to the quarter ended March 31, 2013, KORES contributed a further $60 million of shareholder loans to MMB, triggering the next pro rata transfers of MMB equity and shareholder loans as detailed above. With effect on April 18, 2013, the Company transferred to KORES a further 5.3% equity interest in MMB and $27.3 million in shareholder loans plus accrued interest, reducing the Company’s ownership interest in MMB to 20.9% and the principle balance of its shareholder loans to MMB to $170.3 million.

On May 10, 2013, KORES contributed a further $65 million of shareholder loans to MMB, triggering the second pro rata transfers of MMB equity and shareholder loans as detailed above. With effect on May 10, 2013, the Company transferred to KORES a further 5.2% equity interest in MMB and $33.6 million in shareholder loans plus accrued interest, reducing the Company’s ownership interest in MMB to 15.7% and the principle balance of its shareholder loans to MMB to $136.7 million;

Consortium Financing and Baja Participation Rights

Under its July 2012 interim financing agreement with the Consortium (the “Consortium Financing”), Baja has a right to contribute to the Phase II Funding Requirement such amount that would result in it holding up to a maximum 40% interest in MMB. If Baja makes no contribution to the Phase II Funding Requirement, Baja’s interest in MMB will be reduced from 49% to 10%. Baja’s right to contribute to the Phase II Funding Requirement is subject to contributing a minimum of $10 million. Baja may attempt to raise funds for its contribution only through a non-backstopped rights offering to Baja’s shareholders. The Company’s largest shareholder, Mount Kellett, has advised that it does not intend to participate in such a rights offering. In addition, if the total Phase II costs to complete the project exceed $443.4 million and further equity or debt funding is required, Baja must participate on a pro rata basis or Baja’s remaining 10% interest in MMB will be diluted according to a formula to be negotiated.

If Baja exercises its right to contribute, Baja’s interest in MMB will be 10% plus a percentage determined by multiplying 39% (the percentage of MMB represented by 100% of the Phase II Funding Requirement) by a number determined by dividing the amount contributed by Baja to MMB pursuant to the exercise of its Phase II participation right by the total amount of the Phase II Funding Requirement. If Baja fully exercises its Phase II participation right, it would be required to contribute approximately $341 million to retain a maximum 40% interest in MMB.

Following the date of filing an updated NI 43-101 compliant technical report on the Boleo Project, the Company will have 60 days without financial penalties to make such contribution by completing a non-backstopped rights offering to provide it with funds to exercise its Phase II participation right.

Investment in Associate

On February 12, 2013, the Company’s ownership interest in MMB was reduced from 49% to 26.2% following the completion of $259 million in contributions made by KORES toward the Phase II Funding Requirement (See “Consortium Phase II Funding Commitment”).

As MMB continues to be an associate, the Company derecognized the carrying value of its investment in associate in proportion to its 22.8% equity reduction resulting in a loss on dilution of $17.7 million.

Baja Mining Corp. MD&A Quarter ended March 31, 2013

The Company’s share of results in associate reflects its 49% share of MMB’s profits and losses up to February 12, 2013, and its 26.2% share subsequent to February 12, 2013.

(in US$
millions)
Balance – December 31, 2012	43.7
Reduction from dilution of investment in associate	(17.7)
Share of results in associate	1.9

Balance – March 31, 2013	27.9

The Company’s retained investment in MMB is a combination of shares in common stock and shareholder loans. Upon the loss of control of MMB and in accordance with IAS 27 – Consolidated and Separate Financial Statements, the Company recognized the retained investment in MMB at its fair value, estimated to be $33.7 million as at August 27, 2012.

From the date of the loss of control, and for as long as the Company maintains a significant influence over MMB, the Company will account for MMB’s results under the equity method as defined in IAS 28 – Investments in Associates. Subsequent to March 31, 2013, the Company’s interest in MMB has fallen below 20% to 15.7%. As a result, it may be considered that the Company does not exercise significant influence over MMB. Should management determine that it no longer has significant influence over MMB, the Company would cease to report MMB’s results under the equity method, but rather carry its investment in MMB initially at fair value and at amortized cost thereafter.

The principal balance of the shareholder loans to MMB was $264.1 million ($309.0 million with accrued interest) at the date of loss of control of August 27, 2012. During the quarter ended March 31, 2013, Baja transferred a further 22.8% equity interest in MMB, reducing the Company’s equity interest in MMB from 49% to 26.2%. At that time, the Company also transferred to KORES $67.3 million of its MMB shareholder loans plus associated accrued interest to adjust the balance of the Company’s MMB shareholder loans so they correspond with its proportionate equity interest in MMB as provided for under the Consortium Financing. See “Consortium Phase II Funding Commitment” for details. Subsequent to March 31, 2013, Baja’s equity interest in MMB was reduced to 15.7% and its balance of MMB shareholder loan principle was reduced to $136.7 million.

As at the date of this MD&A, the shareholders’ agreement between Baja and the Consortium governing the rights of the shareholders of MMB (the “Shareholders’ Agreement”) has not yet been produced in an amended form, or negotiated, to reflect changes contemplated pursuant to the Consortium Financing.

As stated in the Consortium Financing term sheet, when financing documents are renegotiated, the Company will seek to reduce its debt guarantee to reflect its proportionate equity interest in MMB.

The summarized unaudited consolidated financial information of MMB is set out below.

100% of reported balances by MMB	March 31,
(in US$ millions):	2013

Total current assets	35.8
Total assets	1,214.1

Current liabilities	408.3
Total liabilities	1,230.3

Revenue – for the period	-
Net income – for the period	17.5

Baja Mining Corp. MD&A Quarter ended March 31, 2013

Contingent Liability of Associate

During the period 2008-2012 of the project, MMB imported equipment and supplies into Mexico through accredited customs brokers. MMB contracted a registered custom broker to legally import goods into Mexico. Goods pass through customs regularly at the various Mexican border locations (i.e. land, sea and air) with all required paperwork, of which copies of certificates are acceptable. MMB is registered, as are its brokers, under the Mexican Program IMMEX. During the year ended December 31, 2012, MMB was audited at site by the Mexican tax authorities, Servicio de Administration Tributaria (“SAT”).

The SAT requested and reviewed information at site and for some requested information, either documents were not available, or only copies were presented, with no original documents being received from vendors. As a result, MMB received a claim from the SAT for allegedly improperly importing equipment into Mexico and not maintaining sufficient records or systems to track imported equipment. On May 8, 2013, MMB received notice from the SAT that fines and penalties totaling $101,131 (MXP 1,226,131) were assessed, which includes the book value of the equipment in question. As at November 12, 2012, a precautionary legal seizure was ordered by the SAT on the equipment at site, book value $51,871 (MXP 674,847), until the above claim is legally resolved. This precautionary seizure dictated by the SAT is legally challengeable before the courts in Mexico and the equipment remains at site and continues to be freely used and available to management in operating and constructing the Boleo Project.

In addition, the SAT could use the current claim as a means to challenge the tax deductibility of the imported assets. MMB believes the contingent liability is significantly lower, and should be only based upon the value of the original certificates that MMB has not yet presented to the SAT, not the entire sample of original certificates. Further, MMB will attempt to mitigate other fines and penalties by providing the missing evidence regarding the location of imported goods as well as the inventory control dictated by law regarding customs transactions. MMB has committed resources and continues to diligently work with its brokers, vendors, and legal advisors to mitigate this exposure, remove the seizure, and gather and submit to the SAT all required original documentation plus evidence supporting equipment location that is needed to clarify and resolve this matter.

Due to the nature of its business, MMB may be subject to numerous audits from the Mexican tax authorities, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on MMB’s business.

Legal Proceedings

Following the emergence of the Boleo Project forecast cost overruns, various legal actions were launched against the Company. With the exception of the following matters described below, management does not consider any of these actions to be material and all were resolved prior to December 31, 2012.

In April 2012, Louis Dreyfus Commodities Metals Suisse S.A (“Louis Dreyfus”) filed a Request for Arbitration with the London Court of International Arbitration, seeking a declaration that the Louis Dreyfus cost overrun facility is terminated. As part of the arbitration, Louis Dreyfus is claiming an unspecified amount of damages against the Company. This was followed by litigation commenced by Louis Dreyfus in the Supreme Court of British Columbia, seeking an independent investigation of the forecasted cost overruns to the Boleo Project and the Company's disclosure thereof, as well as the removal of officers and directors which it says share responsibility for Baja's alleged failure to make timely disclosure of the forecasted cost overruns. The Company applied to stay the Supreme Court proceedings and on August 13, 2012, a stay was granted. The stay of the Supreme Court proceedings will remain in place while the arbitration tribunal in the Arbitration decides whether it has jurisdiction to consider the claims raised in the litigation and, if it accepts jurisdiction, while it hears such matters. Following the stay being granted, Louis Dreyfus amended its claim in the Arbitration to include the relief it sought in the Supreme Court and in addition, sought an order that Baja pay an unspecified amount of damages to Louis Dreyfus for unlawful oppression of Louis Dreyfus contrary to section 227 of the British Columbia Business Corporations Act. Louis Dreyfus also seeks an order that Baja pay all costs and expenses,

Baja Mining Corp. MD&A Quarter ended March 31, 2013

including legal costs and arbitral expenses, incurred by Louis Dreyfus in connection with preparation and conduct of the arbitration. The arbitration hearing is scheduled for November 4-8 and 11-13, 2013.

In July 2012, a shareholder of the Company commenced a class action lawsuit under the Class Proceedings Act (Ontario) against the Company and certain of its present and former directors and officers. Among other reliefs, the petitioner seeks:

  a declaration that the defendants made misrepresentations contrary to the Securities Act (Ontario) during a class period extending from November 1, 2010 to April 23, 2012;

  special damages in the amount of Cdn$250 million;

  punitive damages in the amount of Cdn$10 million; and

  interest and costs.

The class has not been certified and may never be. Accordingly, the Company has not accrued any provision for this class action suit as of March 31, 2013.

The Company intends to defend itself and has engaged various legal counsels to advise and assist the Company in its defense against these and any other legal proceedings that may arise.

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

Corporate Outlook

The Company’s current focus is on addressing outstanding matters relating to the change of control of MMB and the Boleo Project and its restructuring so as to minimize potential risks and maximize potential value for the Company and its shareholders. In addition, the Company intends to investigate and potentially pursue alternative project opportunities.

Update to Boleo Project technical report

The Company awaits completion of the summary of the SRK Report, which is dependent upon MMB and KORES, who have been working with their mining consulting engineers to finalize the design of the mining operations. The Company has no control or direct influence over the completion of the technical aspects of the MMB and KORES inputs that will underpin the SRK Report preparation.

On January 31, 2013, the Company announced that representatives from MMB, KORES and other third parties were continuing to contribute information and feedback on several key sections of the report and that significant progress had been made. However, at that time, the Company was unable to provide further guidance regarding the anticipated delivery date of the summary of the technical report due to a succession of delays. The Company will disclose the findings of the summary of the SRK Report in a news release when it becomes available and has been reviewed by the Company.

SRK will deliver and the Company will file the final SRK Report within 45 days of that announcement. Under the terms of the Consortium Financing, upon filing the SRK Report on SEDAR, the Company will have 60 days without financial penalty to complete a non-backstopped rights offering to provide it with funds to exercise its Phase II participation right. The Company’s largest shareholder, Mount Kellett, has advised the Company that it does not intend to participate in such rights offering and, at this time, management believes that a non-backstopped rights offering is unlikely to be supported by shareholders.

Management expects that once the estimated value of the Boleo Project is determined based on the summary of the SRK Report, it should be in a position to better evaluate its strategic options for its remaining interest in MMB.

Baja Mining Corp. MD&A Quarter ended March 31, 2013

Boleo Project development activities

The following description of the Boleo Project is based in part upon information set out in the March 2010 Technical Report on the Project, which is available on the Company’s website or on www.sedar.com (the “March 2010 Technical Report”). The Company awaits receipt of the SRK Report which will supersede the March 2010 Technical Report. Readers are cautioned that information regarding the Boleo Project in the SRK Report may differ significantly from the information contained in the March 2010 Report and its existing public disclosure.

Information presented in the sections “Construction of Boleo” and “Surface and underground mining” below is based on or derived from information provided to the Company by MMB. The Company ceased to control MMB or be the operator of the Boleo Project following completion of the Phase I funding on August 27, 2012. Readers are cautioned that while the Company has no reason to believe that the information provided to it by MMB and reflected therein is not materially correct, it has not independently verified the accuracy or completeness of such information and must rely on MMB for the provision of such information.

Boleo is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia, some 900 kilometers south of San Diego, California. The deposit contains seven mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting.

The Project consists of roughly 21,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as part of a contiguous titled block. The Project is located within the “buffer zone” of the El Vizcaíno Biosphere (“El Vizcaíno”), a Mexican National environmental reserve; and the required Environmental Impact Manifest has been approved by Mexican authorities, allowing the Project to be built and operated in the buffer zone of El Vizcaíno.

As set out in or derived from the March 2010 Technical Report, the plant at that time was expected to produce, on average, 125 million pounds of copper per year for the first 6 years from ore supplied at an average grade above 2% and an average of 84 million pounds of copper per year at an average ore grade of 1.33% for the scheduled mine life of 23 years. The above figures are subject to change as a result of the revised mine plan being developed by MMB.

Construction of Boleo

ICAF continued to provide construction management services under the EPCM contract. Based on information provided by MMB, construction activities continued during the first quarter of 2013 and at the end of March 2013 the overall construction progress was measured at 58.8%. Progress remains below planned targets, in part, due to the lack of qualified tradesmen.

At the end of March 2013, a total of 2,813 individuals were working on the Boleo Project. Staffing numbers continued to grow during the quarter but not to the required levels. The staffing shortfall has been attributed to the location of the Project, availability of workers across Mexico and uncompetitive pay scales.

A high rate of incidents and lost time accidents was recorded as a result of the significant number of new employees. None of the lost time incidents were permanently disabling, and a rigorous hazard identification and correction program is in place. Additional dust control resources were provided. Several unpredicted ground movements occurred in Mine 303.

A constraint on the availability of bulk piping material improved during the quarter. Construction activities included the hydro testing of the leaching tanks and the placement of the majority of the copper electrowinning cells.

The most critical items for operational readiness continue to be the hiring and training of personnel in time for commissioning and start-up. A 20% increase in the operational workforce was reported during March.

Baja Mining Corp. MD&A Quarter ended March 31, 2013

Surface and underground mining

During the quarter, the mining group increased to 224 total employees. The surface mine department has 127 employees, the underground (“UG”) mine department has 73 personnel and the technical services department has 23 personnel. However, the challenge to sourcing of experienced underground mining supervisors and maintenance workers to the Project continues.

The surface mining group continued to expose mineral with overburden production from OC3010N, OC3010S, OC3050 and OC3070 areas. High and medium grade mineral was removed from OC3010N, OC3010S, and OC3050 and placed in the MMF Stockpile.

The fleet of haulage trucks continues to have reliability issues. Supplier representatives are working with MMB management to provide support for transmission and electrical issues. Two of the six trucks continue to be available for surface mine production.

The UG mining continued to advance in mine M303 toward the Manto 3 level on all fronts, with a small amount of mining of ore during the quarter. Modest advances were also reported in M302. Overall, underground operations fell well short of target.

The performance and reliability of the continuous miners continues to affect overall mine performance. MMB’s mine management is currently working with the supplier to correct continuous miner performance and availability. This includes modifications to the equipment.

Negotiations with the long term underground mining contractor continue.

Review of operating results

Comparison of the three-month period ended March 31, 2013 to the three-month period ended March 31, 2012

For the three-month period ended March 31, 2013 (“Q1 2013”), the Company recorded a loss attributed to its shareholders of $17.6 million or $0.05 per share (basic) as compared to a loss attributed to its shareholders of $21.3 million or $0.06 per share (basic) for the same period in 2012 (“Q1 2012”). The decrease in the loss is impacted by three key items: i) lower general and administrative costs in Q1 2013 given the down-sized operations of Baja following the announcement of the cost overrun; ii) a fair value gain adjustment on MMB’s zero cost collar copper hedge contracts that flows through the share of results in associate (MMB) in Q1 2013, as compared with a significant fair value adjustment loss in Q1 2012 that was included in the fair value adjustment on derivative instruments; and iii) a loss on the dilution of interest in associate upon the reduction of equity ownership in MMB during Q1 2013.

Operating expenses during the quarter ended March 31, 2013, were $2.2 million compared to $5.6 million for Q1 2012. A summary of the most significant differences are discussed below:

  Wages: $1.1 million ($1.2 million in Q1 2012) – the decrease relative to Q1 2012 reflects the savings of work force reductions following the announcement of the cost overrun in April 2012, the savings of which are partly offset by severance payments of $0.8 million to senior managers during the quarter;

  Professional and consulting fees: $0.7 million ($0.5 million in Q1 2012) – the increase relative to Q1 2012 reflects an increase in legal fees incurred, which relate to the on-going legal proceedings arising from the cost overrun and other corporate matters relating to the change in control of MMB, and a greater amount of the annual audit fee being invoiced in Q1 2013, which, in respect of the prior year audit, was partly invoiced prior to Q1 2012. In Q1 2012, the Company incurred significant costs relating to compliance with regulatory reporting requirements and subject matter experts in valuing the Company’s various complex financial instruments as reflected in the Company’s consolidated financial statements for the year ended December 31, 2011;

Baja Mining Corp. MD&A Quarter ended March 31, 2013

  Management and director fees: $0.3 million ($0.2 million in Q1 2012) – the increase relative to Q1 2012 reflects an increase in management fees. In Q1 2012, a portion of the CEO’s management fee was allocated to MMB and capitalized to the Boleo Project. As the Company was no longer the operator of the Project, no amount of the CEO’s management’s fee was allocated to MMB and the Project. In addition, director fees in Q1 2013 were broadly in line with those Q1 2012 due to the timing of payment, which would have been otherwise lower during the quarter.

  Shareholder information: $0.1 million ($1.8 million in Q1 2012) – the decrease relative to Q1 2012 reflects the low base level of investor relations activity in Q1 2013 and, in Q1 2012, $1.5 million of costs incurred by the Company in a proxy contest requisitioned by Mount Kellett Master Fund II A LP (“Mount Kellett”);

  Office and administration: $0.2 million ($0.6 million in Q1 2012) – the decrease in compared to Q1 2012 is the result of the downsizing of operations during 2012, including the elimination of certain MMB costs relating to its deconsolidation and the relocation of the Company’s Vancouver head office in December 2012 to smaller office premises;

  Stock-based compensation: $nil ($0.7 million in Q1 2012) – the decrease in stock-based compensation predominantly relates to the timing of stock option vesting for stock options granted to employees and board members. The Company did not grant any options during Q1 2013, and only a small number of options relating to grants made in 2011 vested during the quarter.

Other items

  Foreign exchange gain: $0.6 million (loss of $2.3 million in Q1 2012) – during the quarter ended March 31, 2013, the Canadian dollar weakened against the US dollar compared to a relative strengthening in Q1 2012. The foreign exchange gains and losses are primarily a result of Baja’s (Canadian functional currency) US dollar based investment in the Project;

  Loss on dilution of interest in associate: $17.7 million ($nil in Q1 2012) – the Company derecognized the carrying value of its investment in associate proportionate to its 22.8% equity reduction in MMB, resulting in the loss;

  Share of results in associate: income of $1.9 million ($nil in Q1 2012) – the Company recognized its proportionate share of MMB income in Q1 2013. MMB’s income for the quarter is substantially attributable to a fair value adjustment gain on its zero cost collar copper hedge contracts;

  Fair value loss related to derivative instruments: $nil (loss of $22.0 million in Q1 2012) – the Company recognized fair value adjustments on its derivative contracts as follows:

o

$nil on its purchase put option related to the Company’s equity cost overrun facility, which was a gain of $8.4 million in Q1 2012. During Q4 2012, the commercial banks party to the 2010 Project Financing exercised their right to terminate the $50 million cost overrun facility. As such, a draw on the Louis Dreyfus cost overrun facility is now very unlikely and therefore management determined that the value of the Louis Dreyfus put option should be reduced to $nil as of December 31, 2012. However, Baja intends to pursue its rights under the Louis Dreyfus agreement. The primary reason for the gain in Q1 2012 reflected an increased expectation by management at the end of Q1 2012 of a future drawdown of the cost overrun facility;

o

As the Company no longer consolidates MMB, during the quarter it did not recognize any fair value adjustments relating to MMB’s: (i) zero cost collar copper hedge contracts ($30.5 million loss in Q1 2012 resulting from an increase in forward copper prices during the period); (ii) the mandatory prepayment derivative liability related to MMB’s Baja funding loan ($0.6 million gain in Q1 2012); or (iii) the mandatory prepayment derivative liability related to MMB’s US EXIM loan terminated in November 2012 ($0.4 million loss in Q1 2012).

Baja Mining Corp. MD&A Quarter ended March 31, 2013

  Tax expense: $0.2 million tax expense ($0.6 million in Q1 2012) – the lower tax expense reflects the withholding tax liability incurred on interest to be received on the lower balance of MMB shareholder loans due to the Company, which is reset pro rata to changes in the Company’s ownership interest in MMB.

Selected Annual Information

	2012		2011		2010
	USD'000	s	USD'000	s	USD'000	s

(Loss) Income for the year attributable to shareholders of the Company	(270,273)		11,512		(69,580)
Earnings (loss) per share
- Basic	(0.79)		0.03		(0.41)
- Diluted	(0.79)		0.03		(0.41)
Total assets	54,376		766,984		391,230
Net working capital (deficit)	(85)		(159,733)		37,288
Total non-current financial liabilities	1,072		258,713		148,176

(1)

The Company’s annual financial results as at and for the years ended December 31, 2012, 2011 and 2010 have been prepared in accordance with IFRS. The Company’s presentation currency is USD. The functional currency of Baja Mining Corp. is the Canadian dollar, the functional currency of Baja International, S.à r.l. and Boleo International, S.à r.l and MMB is the US dollar, while the functional currency of MMB’s subsidiaries Desarrollos y Servicios Costeros, S.A. de C.V. and Servicios y Desarrollos Meseta Central, S.A. de C.V. is the Mexican Peso. MMB was deconsolidated on August 27, 2012.

The increase in total assets from 2010 to 2011 is consistent with the stage of development and construction of the Boleo Project. The Company completed project financing for the Boleo Project during 2010, which led to an increase in total assets as the Company was able to focus on the development of the Project. The increase in total non-current financial liabilities is the result of completing project financing during 2010.

The Company continued with strategic development initiatives into 2010 and ramped up its mine development activities through 2011, with operating costs increased in support thereof. During 2010, the Company recorded significant non-cash adjustments through the statement of operations related to the measurement of the refundable deposit liability and fair value adjustment on derivative liabilities recognized by the Company on the hedge instruments entered into during December 2010, which represent the primary reasons for the significant increase in loss in 2010. In Q4 2011, the Company commenced to draw on its 2010 Project Financing as construction at the Boleo Project advanced. The income reported in 2011 was attributable to a large fair value adjustment gain on MMB’s zero cost collar copper hedge contracts due to a reduction in forward copper prices during the year.

The significant loss attributable to shareholders and the decrease in total assets and total non-current liabilities in 2012 reflects the deconsolidation of MMB during the year.

Baja Mining Corp. MD&A Quarter ended March 31, 2013

Review of quarterly results

The eight most recently completed quarters up to March 31, 2013:

	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2011	2011	2011	2012	2012	2012	2012	2013
Total Revenues ($’000)	$-	$-	$-	$-	$-	$-	$-	$-
Income (loss) for the period attributable to common shareholders of the Company ($’000)	$(5,764)	$60,177	$(10,087)	$(21,344)	$(100,946)	$(149,212)	$1,229	$(17,589)
Basic income (loss) per share for the period	$(0.02)	$0.18	$(0.03)	$(0.06)	$(0.30)	$(0.44)	$-	$(0.05)
Diluted income (loss) per share for the period	$(0.02)	$0.18	$(0.03)	$(0.06)	$(0.30)	$(0.44)	$-	$(0.05)

(1)

The Company’s financial results presented above have been prepared in accordance with IFRS. The Company’s presentation currency is USD. The functional currency of Baja Mining Corp. is the Canadian dollar, the functional currency of Baja International, S.à r.l. and Boleo International, S.à r.l and MMB is the US dollar, while the functional currency of MMB’s subsidiaries Desarrollos y Servicios Costeros, S.A. de C.V. and Servicios y Desarrollos Meseta Central, S.A. de C.V. is the Mexican Peso. MMB was deconsolidated on August 27, 2012.

The fluctuations in income (loss) attributable to shareholders of the Company is primarily impacted by foreign exchange fluctuations between the Canadian and US dollars, with the largest impact attributable to Baja’s (Canadian functional currency) US dollar based investment in the Project, and prior to Q4 2012 the mark-to-market fair value adjustments on MMB’s and the Company’s derivative instruments. The fluctuation of foreign exchange rates and other market factors, such as copper prices and interest rates impact the magnitude of the fluctuation from quarter to quarter.

Prior to the change in control of MMB, the operating costs of the Company were predominantly related to Baja, as the majority of MMB costs were capitalized as the Company continued development of the Project. For the period subsequent to August 27, 2012, the date of deconsolidation of MMB, any operating income or losses of MMB are accounted for using the equity method.

The Q2 and Q3 2012 losses, respectively, were primarily driven by the an impairment loss of $188.1 million relating to the Boleo cost overrun and a loss of $115.8 million recognized on the deconsolidation of MMB, following completion of the Phase I interim financing and the related dilution in the Company’s interest in MMB from 70% to 49%. The income in Q4 2012 reflects the Company’s 49% share of MMB’s income for the quarter, which was attributable to a fair value gain on its zero cost collar copper hedge contracts.

Liquidity and capital resources

MMB’s mineral exploration activities have provided the Company with no source of income, and a history of losses, working capital deficiencies and deficit positions. However, given the nature of the business, the results of operations as reflected in income and losses (and earnings and losses per share) do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

As of August 27, 2012, the Company no longer consolidates the operating results of MMB in the Company’s Statements of Operations and Statements of Cash Flows, and the Balance Sheet line items as at March 31, 2013 and December 31, 2012 exclude the assets and liabilities of MMB.

The Company’s combined cash and cash equivalents and short-term deposits as at March 31, 2013 totaled $4.5 million (December 31, 2012 - $6.6 million). All of the funds are highly liquid and are available immediately. The

Baja Mining Corp. MD&A Quarter ended March 31, 2013

Company has a working capital deficit position of $2.4 million as at March 31, 2013 (December 31, 2012 –deficit of $0.1 million). This increased deficit is attributable to cash utilized in operations during the quarter.

In addition, at March 31, 2013, the Company held $1.2 million in restricted cash (December 31, 2012 - $1.3 million). The restricted cash as at March 31, 2013 and December 31, 2012, was held in trust originally set aside in 2012 to cover any obligations for employee benefits.

During the quarter ended March 31, 2013, the Company utilized $2.1 million of cash in operations (2012 - $3.6 million). This was measured after taking into account adjustments for non-cash items such as fair value loss on derivative contracts of $nil (2012 - loss of $22.0 million), unrealized foreign exchange gain of $0.6 million (2012 - loss of $2.6 million), loss on dilution of interest in associate: $17.7 million (2012 - $nil), the share of associate income of $1.9 million (2012 - $nil) and the income tax provision of $0.2 million (2012 - $0.6 million).

The Company did not complete any equity financings during the quarter ended March 31, 2013 (2012 - $nil) nor received any cash proceeds (2012 - $0.9 million) through the exercise of stock options and share purchase warrants.

The Company incurred cash expenditures on construction deposits and property, plant and equipment of $nil (2012 - $131.3 million), had an increase in value-added tax recoverable of $nil (2012 - $9.8 million), redeemed short term deposits of $0.7 million (2012 - $7.9 million) and utilized $nil (2012 - utilized $28.9 million) of its restricted cash on the Project. The absence of expenditures during the quarter reflects that the Company no longer consolidates the results of MMB following the loss of control on August 27, 2012.

In the quarter ended March 31, 2012, prior to the Event of Default and loss of control in MMB on August 27, 2012, the Company received total proceeds from senior debt facilities of $180.0 million.

As at March 31, 2013, and as of the date of this MD&A, MMB remains in an Event of Default. Should MMB remain in an Event of Default and unable to negotiate an extension to the latest standstill agreement (expires on May 20, 2013), as a result of this (or any other arising) default, the Remaining 2010 Project Finance Lenders may exercise any combination of available remedies, including accelerated payment demand of the debt facilities. Under the terms of the current senior lending facilities completion guarantee, the Company is liable for its proportionate obligation (70%) of the senior borrowings and any amounts required under the economic completion guarantee. See “MMB debt guarantees”.

Commitments, contingencies and contractual obligations

As at March 31, 2013, the Company had the following undiscounted contractual obligations:

Contractual Obligations	Payments due by period (thousands of US dollars)
	Total	Less than 1 year	2-3 years	4-5 years	More than 5
					years
Accounts payable	$1,078	$1,078	$nil	$nil	$nil
Operating lease obligations [1]	$175	$64	$106	$5	$nil
Subordinated debt[2]	$10,000	$10,000	$nil	$nil	$nil
Total	$11,253	$11,142	$106	$5	$nil

1

The Company has an office lease for its corporate head office expiring in April 2016, committing the Company to an average monthly lease payment of $5 (Cdn$5). The Company has terminated with effect April 30, 2013 the lease for its Luxembourg offices. The Luxembourg office lease would have committed the Company to monthly lease payments of $4 through December 2013. The Company has agreed to an early termination penalty of two months payments.

2

The Company has a refundable deposit liability of $10 million from the sale of 30% of the Company’s interest in MMB to the Consortium in 2008. This deposit is refundable to the Consortium should a decision be made by MMB not to produce manganese from the Project by the economic completion date of the project. Alternatively, additional consideration may be paid to the Company by the Consortium of $13 million upon a positive decision related to the production of manganese. Following the loss of control of MMB, the Company anticipates that it may lose its ability to direct the manganese developments and therefore the liability is recorded as a current liability at face value.

Baja Mining Corp. MD&A Quarter ended March 31, 2013

In 2012, the Company entered into a lease assignment for offices no longer used by the Company. In order to induce the landlord to approve the assignment, the Company provided an indemnity agreement to the landlord. The Company will remain liable during the balance of the lease term in the event the assignee does not fulfil its obligation to the landlord. The lease expires September 30, 2020.

The future aggregate minimum lease payments by the assignee to the landlord covered by this indemnity agreement are as follows:

(thousands of USD)

Not later than one year	471
Later than one year and not later than five years	2,566
Later than five years	1,839
4,876

No amount has been accrued for this indemnity as of March 31, 2013, as management has assessed that it is not probable that the Company will be required to cover any amounts under the indemnity.

The Company does not have any other material off-balance sheet arrangements, including guarantee contracts, contingent interests in assets transferred to an entity or other derivative instruments obligations not already described herein.

During the quarter ended June 30, 2012, Louis Dreyfus filed a Request for Arbitration with the London Court of International Arbitration, seeking a declaration that the Louis Dreyfus cost overrun facility is terminated. This was followed by litigation commenced by Louis Dreyfus in the Supreme Court of British Columbia. During the quarter ended September 30, 2012, the Company applied to stay the Supreme Court proceedings and stay was granted. In addition, following the Company’s announcement of the forecast Project cost overruns on April 23, 2012, the Company has become subject to a number of legal proceedings and litigation, including a class action lawsuit initiated by a shareholder seeking among other relief, damages in the amount of Cdn$250 million. See “Legal proceedings” for further details on legal proceedings and litigation.

MMB debt guarantees

Under the terms of the Company’s current senior lending facilities completion guarantee, the Company is liable for 70% of MMB’s borrowings under the 2010 Project Financing. In addition, the Company has provided an overall economic completion guarantee but shall not be required to contribute more than 70% of any such amounts required. As at March 31, 2013, there is $233.3 million drawn (including accrued interest) by MMB under the 2010 Project Financing. In addition, under the terms of the 2010 Project Financing, the Company has provided a proportionate guarantee (70%) in respect of MMB’s zero cost collar copper hedging contracts. In the event of non-production, the derivative liability as recognized on MMB’s balance sheet may actualize. As at March 31, 2013, the hedge liability reported by MMB was $26.3 million.

The terms of the Consortium Financing state that Baja will seek to reduce its guarantee to reflect its proportionate equity interest in MMB when financing documents are renegotiated as part of an overall financing solution.

Baja Mining Corp. MD&A Quarter ended March 31, 2013

Transactions with related parties

The Company entered into the following related party transactions with directors or officers of the Company or companies with directors or officers in common:

	Three months ended
		March 31,
(thousands of USD)	2013	2012

Director fees - administration	114	106
Management fees - administration	138	103
Management fees – property plant and equipment	-	113

	252	322

Under a management services agreement terminated during the quarter ended March 31, 2013, the Company provided certain administrative, technical and other support services to MMB. The Company recognized $58 of general and administration expense recoveries from its associate and at March 31, 2013, $1,796 is included in other receivables (December 31, 2012 - $1,736).

Share capital information

The Company did not grant any stock options to employees or directors of the Company subsequent to the balance sheet date. There had been no change to the Company’s issued and outstanding share capital as at the date of this MD&A, the Company had an unlimited amount of common shares authorized for issuance, with 340,213,025 issued and outstanding.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure. Management, including the CEO and CFO of the Company conducted an evaluation of the effectiveness of the design and operations of the disclosure controls and procedures as required under U.S. Securities and Exchange Commission and Canadian Securities Administration regulations, as at December 31, 2012.

As a result of the material weakness identified during the assessment of internal control over financial reporting, as described below in “Management’s responsibility for internal controls over financial reporting”, management has also concluded that its disclosure controls and procedures were not effective as at December 31, 2012.

Management has concluded, and the audit committee has agreed, that taking into account the unusual and non-recurring nature of the circumstances exposing the material weakness, and given the reorganization of the Company’s present operations, the Company does not have sufficient size and scale, or the necessity, to warrant the hiring of additional staff to address the weakness at this time. Should such unusual, one-off circumstances or transaction occur in the future, management would consider the need to retain appropriate external expertise.

Management’s responsibility for internal controls over financial reporting

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Baja Mining Corp. MD&A Quarter ended March 31, 2013

Based upon the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, management, including the CEO and CFO, has evaluated the effectiveness of the Company’s internal controls over financial reporting. Based on that assessment, management concluded that, as at December 31, 2012, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting, evidenced by significant adjustments being made to the financial statements which were not identified in the financial close process. The adjustments are attributable to the unusual and complex circumstances and events relating to the change in control in MMB. The circumstances and events giving rise to the change of control required the application of significant judgement in applying the principles of IFRS to uncertain future events. The CFO is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. In this particular instance, this weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed, that taking into account the unusual and non-recurring nature of the circumstances exposing the material weakness, and given the reorganization of the Company’s present operations, the Company does not have sufficient size and scale, or the necessity, to warrant the hiring of additional staff to address the weakness at this time. Should such unusual, one-off circumstances or transaction occur in the future, management would consider the need to retain appropriate external expertise.

We confirm there were no significant changes in internal control over financial reporting or in disclosure controls and procedures during the interim period ended March 31, 2013 that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting or its disclosure controls and procedures.

The internal controls over financial reporting were designed to ensure that testing and reliance could be achieved. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Baja Mining Corp. MD&A Quarter ended March 31, 2013